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                               FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                           Dated March 30, 2005

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 30, 2005
                ------------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------------

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[CREDIT SUISSE GROUP LETTERHEAD]

                                               Media Relations

                                               CREDIT SUISSE GROUP
                                               P.O. Box 1
                                               CH-8070 Zurich
                                               www.credit-suisse.com


                                               Telephone   +41 44 333 88 44
                                               Telefax     +41 44 333 88 77
                                               media.relations@credit-suisse.com



CREDIT SUISSE GROUP ANNOUNCES PROPOSALS TO ITS ANNUAL GENERAL MEETING OF SHAREHOLDERS ON APRIL 29, 2005

ANTON VAN ROSSUM AND JEAN LANIER NOMINATED FOR ELECTION TO THE BOARD OF
DIRECTORS

DIVIDEND OF CHF 1.50 PER SHARE PROPOSED AND AUTHORIZATION FOR A SHARE BUYBACK PROGRAM FOR A VALUE OF UP TO CHF 6 BILLION REQUESTED -- AS PREVIOUSLY ANNOUNCED

ANNUAL REPORT AVAILABLE AS FROM MARCH 30, 2005


Zurich, March 30, 2005 -- THE BOARD OF DIRECTORS OF CREDIT SUISSE GROUP TODAY ANNOUNCED ITS PROPOSALS TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON APRIL 29, 2005. ITEMS ON THE AGENDA INCLUDE THE PROPOSAL THAT ANTON VAN ROSSUM AND JEAN LANIER BE NEWLY ELECTED TO THE BOARD OF DIRECTORS AND THAT FOUR EXISTING BOARD MEMBERS BE RE-ELECTED. THE BOARD ADDITIONALLY PROPOSES THE PAYMENT OF A DIVIDEND OF CHF 1.50 PER SHARE FOR THE FISCAL YEAR 2004 AND IS REQUESTING SHAREHOLDER AUTHORIZATION FOR THE LAUNCH OF A TWO-YEAR SHARE BUYBACK PROGRAM, AS PREVIOUSLY ANNOUNCED.

Anton van Rossum, who has been nominated for election to the Board of Directors, is a Dutch citizen and was the Chief Executive Officer of Fortis from 2000 to 2004. Jean Lanier, a French citizen who was the Chairman of the Managing Board and Group Chief Executive Officer of Euler Hermes from 1998 to 2004, has also been proposed for election to the Board.

In addition, the Board of Directors proposes the re-election of the following four Members of the Board, whose terms expire as of the Annual General Meeting of Shareholders 2005: Peter Brabeck-Letmathe (Member since 1997), Thomas W. Bechtler (Member since 1994), Robert H. Benmosche (Member since
2002) and Ernst Tanner (Member since 2002).

As previously announced, the Board of Directors will propose to the Group's shareholders that a dividend of CHF 1.50 per share be distributed for the financial year

Page 1 of 2

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2004. Subject to approval by the Annual General Meeting of Shareholders, the dividend will be paid out on May 6, 2005. This dividend compares to a par value reduction of CHF 0.50 per share in lieu of a dividend for the fiscal year 2003. The Board will also request shareholder authorization for the launch of a two-year share buyback program for a value of up to CHF 6 billion.

ENQUIRIES

Credit Suisse Group, Media Relations                  Telephone +41 44 333 88 44

Credit Suisse Group, Investor Relations               Telephone +41 44 333 31 69

CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of December 31, 2004, it reported assets under management of CHF 1,220.7 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity;
(vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Page 2 of 2

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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CREDIT SUISSE GROUP
                                            -----------------------
                                                   (Registrant)

Date  March 30, 2005                        By:  /s/ David Frick
    ---------------------                       ------------------------------
                                                    (Signature)*
                                                Head of Group Legal & Compliance
*Print the name and title of the signing
officer under his signature.                    /s/ Charles Naylor
                                                    Head of Group Communications